RealCadre LLC

Statement of Financial Condition

As of December 31, 2019

and report of Independent Registered Public Accounting Firm

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69506

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YYYY) AND ENDING 12/31/2019 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REALCADRE LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 LAFAYETTE STREET
(No. and Street)

New York	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Williams — 646-661-7677
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

300 Madison Ave	New York	NY	10017-6204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, RYAN WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REALCADRE LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the compan[y] nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified In Queens County
Commission Expires July 9, 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi[t]
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



Report of Independent Registered Public Accounting Firm

To the managing member of RealCadre LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of RealCadre LLC (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 11, 2020

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

RealCadre LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$	7,302,841
Cash segregated pursuant to federal regulations		96,072
Due from affiliates		222,012
Prepaid expenses and other assets		19,748
TOTAL ASSETS	$	7,640,673

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Payable to parent	$	692,718
Payable to customers		96,072
Accounts payable		53,019
Accrued expenses		111,224
TOTAL LIABILITIES		953,033

Commitments and Contingencies (note 7)

MEMBER'S EQUITY		6,687,640
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,640,673

See Accompanying Notes to the Statement of Financial Condition

RealCadre LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2019

1. Organization and Nature of Business

RealCadre Company, Inc. ("RCI"), formerly Westminster JJR, Inc., was formed on June 11, 2014 and commenced operations on June 16, 2014. On May 5, 2015 RCI merged with and into RealCadre Mergerco LLC ("RML"), a Delaware limited liability company. RML changed its name to RealCadre LLC (the "Company") effective June 15, 2015. The Company is wholly-owned by Quadro Partners, Inc. ("Parent"), a Delaware corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission and effective January 7, 2015, became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers private placements.

As of August 27, 2018, the Company was approved by FINRA to become a carrying firm and hold customer funds to facilitate the closing of primary and secondary transactions in private securities. The Company may act as an intermediary accepting deposit, using the functioning Alternative Trading System ("ATS") and act in place of an escrow and paying agent.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP").

b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements . Actual results could differ from those estimates.

c) Cash and cash equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short term nature of these instruments. The Company maintains cash balances which, at times may exceed federally insured limits. In the event of a financial institution's insolvency, the recovery of losses may be limited. The Company attempts to mitigate the risk of loss by depositing funds with large financial institutions.

d) Cash segregated pursuant to federal regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, RealCadre LLC, as a broker-dealer carrying client accounts, is subject to requirements to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

RealCadre LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2019

2. Summary of Significant Accounting Policies (continued)

e) Income Taxes

RealCadre LLC is a wholly owned, disregarded entity of Quadro Partners, Inc., a corporation. The Company has not elected to be treated as a corporation for tax purposes. The tax obligations of Real Cadre LLC are passed through to its owner and are not the responsibility of the single member LLC. Because the potential provision is not expected to have a material impact on the reported financials, and because RealCadre LLC has no commitments to fund the tax liability at the Parent level(or receive any tax benefit from parent), and no tax sharing agreement with Parent is in place, management is making a policy decision to not be providing for an income tax provision on the financials for the period ended December 31, 2019.

f) Receivables, Contract Assets, and Contract Liabilities

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. The Company receives payment on the closing date of each transaction. As of December 31, 2019 there were no customer receivables reported on the Statement of Financial Condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the statement of financial condition at December 31, 2019.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. During the year ended December 31, 2019, the Company had no contract liabilities.

g) Fair Value of Financial Instruments

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and, establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset of liability or, in the absence of principal market, the most advantageous market. Management utilizes the market approach, as specified by generally accepted accounting principles, to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

RealCadre LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2019

2. Summary of Significant Accounting Policies (continued)

h) Fair Value of Financial Instruments (continued)

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data. There were no Level 3 assets or liabilities reported in the Statement of Financial Condition as of December 31, 2019.

At December 31, 2019, certain financial assets and liabilities that are not carried at fair value in the statement of financial condition, are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include cash, cash equivalents, and cash segregated pursuant to regulations, which are classified as level I within the fair value hierarchy, while payable to parent, accounts payable and accrued expenses are classified as level II in the fair value hierarchy.

i) Leases

On January 1, 2019 the Company adopted the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of January 1, or during the year ended December 31 2019 no agreements or arrangements existed that met the criteria to be classified as a lease under the adopted guidance.

3. Cash

As of December 31, 2019 the Company had accounts with two banking institutions: the cash held at the first institution totaling $6,252,616, of which $6,002,616 was in excess of the federally insured amount, and the cash held at the second institution totaling $1,050,225, of which $800,225 was in excess of the federally insured amount.

RealCadre LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2019

4. Cash segregated pursuant to federal regulations

The amounts included in "Cash segregated pursuant to regulations" on the Statement of Financial Condition represents the amounts of cash actually on deposit in the segregated reserve accounts for regulatory purposes. As of December 31, 2019, the Company had $96,072 of cash deposits in segregated cash accounts designated for the exclusive benefit of customers pursuant to Rule 15c3-3 of the SEC.

5. Related Party Transactions

(a) Employee Loans

During the preparation of the Company's 2019 financial statements as of and for the year ended, the Company identified an error related to the accounting for a nonrecourse employee loan which should have been considered a stock option for accounting purposes. Management assessed the materiality of this error within the 2018 financial statements based upon Accounting Standards Codification ("ASC") 250, Accounting Changes and Error Corrections. Although management determined the impact of the error was not material to the 2018 financial statements, the impact of correcting the error would have significantly impacted the results in the 2019 fiscal year. As the previously issued financial statements are not presented herein, Management has elected to correct the amount through a revision of beginning member's equity. The information presented in the table below reflects the correction:

	As Previously Reported	Adjustment	As Revised
Beginning member's equity	$2,287,207	($195,285)	$2,091,922

In addition, on December 1, 2019 the company made a non-cash distribution of the remaining employee loan to its Parent Company in the amount of $54,914 which included the loan principal and the associated interest receivable. The Company's employee loan balance as of December 31, 2019 is $0.

(b) Transactions with Affiliate

The Company recorded a payable of $692,718 to the Parent relating to an expense sharing agreement in the Due to Parent line in the Statement of Financial Condition.

The Company enters into transactions respect to an investment (or a commitment to investment) brokered or offered by the Company and/or advised or managed by CCV LLC (or its relying affiliates). The allocation to Affiliate is pro rata to the fees that are reasonably expected to be collected by the Company and CCV LLC (or its relying affiliates) with respect to the investment made or committed to.

The Company reported as Due from affiliates in the Statement of Financial Condition, $222,012 related to CVC LLC business development activities.

Due to the above related party transactions, the financial condition, results of operations, and cash flows of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

RealCadre LLC
Notes to the Statement of Financial Condition
For the year ended December 31, 2019

6. Commitments and Contingencies

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

7. Regulatory Requirements

As a clearing broker, the Company is responsible for Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 and meeting the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934. The information with respect to these requirements as of December 31, 2019 is represented by the supplemental schedules II and III included with these financial statements.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2019, the Company had net capital of $6,445,880, which was $6,195,880 in excess of its required net capital of $250,000 and the Company's aggregate indebtedness to net capital percentage was 14.79%.

8. Subsequent Events

The company evaluated events and transactions that occurred subsequent to December 31, 2019 through March 11, 2020, the date the financial statements were issued. There were no events or transactions during the period that would require recognition or disclosure.